LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153
                          Telephone No. (212) 702-4300
                             Fax No. (212) 688-1158


Jesse Lynn, Counsel                                   Direct Dial:  212-702-4331
                                                      Email:  jlynn@sfire.com



                                                      February 6, 2006

CONFIDENTIAL TREATMENT REQUESTED
Via Fax, Federal Express and EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: Nicholas P. Panos, Esq.

    Re:  Time Warner, Inc. (the "Company")
         Communications filed on Schedule 14A pursuant to Rule 14a-12 Filed by Icahn Partners et al. on January 30 and February 3, 2006 File No. 001-15062

         Response Letter dated Feb. 1, 2006 to SEC comments issued Jan. 26, 2006

Ladies and Gentlemen:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Franklin Mutual Advisers, LLC, JANA Partners LLC, JANA Master Fund, Ltd., S.A.C. Capital Advisors, LLC and S.A.C. Capital Associates, LLC (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission") received by Marc Weitzen, counsel to Carl Icahn and affiliates, via fax on February 3, 2006, relating to the above-referenced matters. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

1. The Filing Parties confirm that they will not submit opinions or beliefs as factual assertions in future filings. With regard to the specific language cited in your comment, the Filing Persons continue to believe that the conglomerate structure of Time Warner (the "Company"), with a management team at each operating division and an additional (and, in the opinion of the Filing Persons, unnecessary) layer of management personnel at the parent holding company level, creates duplicative costs and inefficiencies that are counterproductive. The standard of productivity upon which the Filing Persons are relying is one in which costs are not duplicated and in which management of operating divisions are not distracted by having to report through various levels of administrative personnel.

2. The referenced disclaimer language has been clarified per our discussion on February 3, 2006.

3. A summary beneficial ownership table will be included in future Schedule 14A filings by the Filing Parties.

4. For the following reasons, the Filing Persons continue to believe that they had reasonable factual foundation for the assertion that the Company's board of directors "secretly" dismissed a proposal made by a former director. In his Washington Post essay published in December 2005, Steve Case stated unequivocally that he (while still a director) raised with the board of directors, in July of 2005, the concept of splitting up the Company into various parts. To the knowledge of the Filing Persons, the Company never made, prior to publication of the Case article, public disclosure of the Case proposal. The fact that the Company dismissed Case's proposal is not in dispute. A December 12, 2005 Associated Press article (see copy attached as Exhibit A), stated:

          Time Warner said in a statement that while it respected Case's views as a shareholder, it had already considered his proposals and decided against them.

          "We respect Steve's views as a shareholder. As Steve is aware, these views have been carefully considered by Time Warner's board and management, together with outside advisers, and we have concluded that there is no evidence that the steps he has proposed will improve shareholder value," the company said.

     The Filing Persons believe that the Case essay was the first time that it became known publicly that such a proposal had been made to the board, and that it was not until the date of the AP article (or thereabouts) that the Company disclosed that the matter had been considered and rejected by its board of directors. The Filing Persons believe that, had Case never published his essay, the market might never have known that such a proposal was made and rejected. Because the Case proposal was dismissed by the board, and such dismissal was not disclosed publicly until the Company responded to the Case essay, the Filing Persons believe they had reasonable factual foundation to assert that the proposal was dismissed by the board "secretly."

5. The referenced disclaimer language has been clarified per our discussion on February 3, 2006.

6. The Filing Parties confirm that they intend to file all postings that are considered soliciting material made on the website www.enhancetimewarner.com under cover of Schedule 14A pursuant to Rule 14a-12.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4380.

                                                      Very truly yours,



                                                      /s/ Jesse Lynn
                                                      --------------
                                                      Jesse Lynn

                                                                       EXHIBIT A


                                   AP Article
                                   ----------

Case says it's time to break up Time Warner
AOL's co-founder says media giant should be split into four business units

The Associated Press
Updated: 3:08 p.m. ET Dec. 12, 2005

NEW YORK - Steve Case, the co-founder of AOL and one of the main architects of the disastrous AOL-Time Warner combination, now says the world's biggest media company should be broken up into four business units.

Case, who became a lightning rod for angry investors following the debacle, laid out his argument for breaking up Time Warner Inc. in an essay published in The Washington Post on Sunday.

Case said he presented his proposals to Time Warner's board in July, saying that efforts to date to integrate the various business units of the company had not succeeded. He said the company would be better off as four separate units: AOL; an entertainment company; the magazine publisher Time Inc.; and Time Warner Cable.

Case resigned from Time Warner's board in October, and relinquished his role as chairman two years ago, although he still owns about 0.4 percent of the company's stock. Many other senior executives from AOL have already departed, and Time Warner has changed its name from AOL Time Warner Inc. to just Time Warner Inc.

Time Warner's agreement to be bought by AOL at the height of the Internet bubble in early 2000 resulted in years of turmoil, including shareholder lawsuits, regulatory investigations into AOL's accounting practices, a plunge in the company's share price and a management purge.

Time Warner is now on a much more solid footing with investors, and AOL's fortunes are on the upswing thanks to its recent strategy of shifting to an advertising-driven business instead of providing Internet access. Time Warner is holding exploratory talks with several companies including Microsoft Corp. about some kind of deal to accelerate AOL's growth.

Case said in October that he was leaving Time Warner's board to focus on his new investments and to avoid any potential conflicts of interest. Case's investment company Revolution LLC owns several businesses including a maker of yoga, acupuncture and other health-oriented TV programs; a high-end spa outside Tucson, Ariz., called Miraval, and Exclusive Resorts, a company that markets luxury vacation rentals.

Case said in the essay that he had not consulted with Carl Icahn, the billionaire financier who is also agitating for change at Time Warner, including a major share buyback and a spinoff of Time Warner Cable. Time Warner currently plans a 16 percent spinoff of its cable unit, and a smaller share buyback than Icahn wants.

Time Warner said in a statement that while it respected Case's views as a shareholder, it had already considered his proposals and decided against them.

"We respect Steve's views as a shareholder. As Steve is aware, these views have been carefully considered by Time Warner's board and management, together with outside advisers, and we have concluded that there is no evidence that the steps he has proposed will improve shareholder value," the company said.

Time Warner's shares, which are still about 75 percent below their level prior to the AOL deal, showed no reaction to Case's proposals, edging up 1 cent to $17.67 in morning trading on the New York Stock Exchange.

A representative  for Case did not return a call seeking  comment.

(C) 2006 The Associated Press. All rights reserved. This material may not be published, broadcast, rewritten or redistributed.